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                                                                       EXHIBIT 2

                                  May 20, 2002

Engage, Inc.
100 Brickstone Square
Andover, MA  01810
Attention:        Christopher Cuddy,
                  Chief Executive Officer

Ladies and Gentlemen:

         The Board of Directors of CMGI, Inc. ("CMGI") has authorized me to extend an offer pursuant to which CMGI would acquire all of the outstanding shares of common stock of Engage, Inc. ("Engage") that CMGI does not now own, directly or indirectly. This transaction would be effected by means of a merger among Engage, CMGI and a wholly owned subsidiary of CMGI. Stockholders of Engage (other than CMGI) would receive 0.2286 of a share of common stock, $.01 par value per share, of CMGI for each whole share of Engage common stock held.

         We expect that this offer will be considered by a special committee of the independent directors of Engage. CMGI is prepared to negotiate the proposed transaction with the Engage special committee and expects that the final terms of any merger agreement between our two companies will be subject to the approval of the special committee.

         Members of senior management of CMGI and our advisors would be pleased to discuss this proposal with you or your representatives. Please let me know at your earliest convenience how you wish to proceed.

                                                    Sincerely,

                                                    /s/ Thomas Oberdorf

                                                    Thomas Oberdorf
                                                    Chief Financial Officer